NO ACT

PE
2-3-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011579

Received SEC
APR 03 2009
Washington, DC 20549

April 3, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-3-09

Michael Pressman
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07030

Re: Schering-Plough Corporation
Incoming letter dated February 3, 2009

Dear Mr. Pressman:

This is in response to your letter dated February 3, 2009 concerning the shareholder proposal submitted to Schering-Plough by William Steiner. We also have received letters on the proponent's behalf dated February 25, 2009, March 12, 2009, and March 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

April 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated February 3, 2009

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

We are unable to concur in your view that Schering-Plough may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staffs informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staffs and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

March 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

3 Schering-Plough Corporation (SGP)
Rule 14a-8 Proposals by William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 3, 2009 no action request and February 20, 2009 supplement.

These additional rule 14a-8(i)(3) precedents were in regard to proposals with resolved text similar to this proposal:

Amgen Inc. (March 3, 2009)
American Express Company (February 6, 2009)
Bristol-Myers Squibb Company (February 19, 2009)
The Dow Chemical Company (February 17, 2009)
Halliburton Company (February 10,2009)
JPMorgan Chase & Co. (March 6, 2009)
Kraft Foods Inc. (March 3, 2009)
3M Company (February 17,2009)
MeadWestvaco Corporation (February 23,2009)
Pfizer Inc. (February 12,2009)
Raytheon Company (February 12,2009)
Sprint Nextel Corporation (March 5, 2009)
Safeway Inc. (March 5, 2009)
Time Warner Inc. (February 16,2009)

For these reasons and the earlier forwarded reasons it is requested that the staff find that the proposals by Kenneth Steiner and William Steiner cannot be omitted from the company proxy. It is also respectfully requested that the shareholders have the last opportunity to submit material in support of including this proposal - since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner
Kenneth Steiner

Michael Pressman <michael.pressman@spcorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

March 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

2 Schering-Plough Corporation (SGP)
Rule 14a-8 Proposals by William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 3, 2009 no action request and February 20, 2009 supplement.

The latest company request under (i)(11) seems to at least implicitly claim that Kenneth Steiner is the proponent of his November 28, 2008 proposal because the company claims the December 23, 2008 modification is "duplicative" of a proposal "by another proponent." And the company claims that Mr. Steiner is not the proponent of the December 23, 2008 modification. Therefore Mr. Steiner must be the proponent of the November 28, 2008 proposal according to the company claim.

Hence, in making the claim that the November 28, 2008 proposal and the December 23, 2008 modification have different proponents, the company implicitly concluded that Mr. Steiner was the proponent of the November 28, 2008 proposal. Thus the latest February 20, 2009 (i)(11) company claim defeats the earlier February 3, 2009 company claim under (b)(1) regarding the rule 14a-8 proposals of Kenneth Steiner and William Steiner.

The following precedents were in regard to rule 14a-8 proposals on special shareholder meetings with resolved text similar to the November 28, 2008 proposal and its December 23, 2008 modification:

- Burlington Northern Santa Fe Corporation (January 12, 2009)
- Allegheny Energy, Inc. (January 15, 2009)
- Honeywell International Inc. (January 15, 2009)
- Baker Hughes Inc. (January 16, 2009)
- Home Depot (January 21, 2009)
- Wyeth (January 28, 2009)
- AT&T (January 28, 2009)
- Verizon Communications Inc. (February 2, 2009)
- Bank of America Corporation (February 3, 2009)
- Morgan Stanley (February 4, 2009)
- CVS Caremark Corporation (February 6, 2009)

For these reasons it is requested that the staff fmd that the proposals by Kenneth Steiner and William Steiner cannot be omitted from the company proxy. It is also respectfully requested that

the shareholder have the last opportunity to submit material in support of including this proposal
- since the company had the frrst opportunity

Sincerely,

John Chevedden

cc:
William Steiner
Kenneth Steiner

Michael Pressman <michael.pressman@spcorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

1 Schering-Plough Corporation (SGP)
Rule 14a-8 Proposals by William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 3, 2009 no action request.

The company accepted without question Mr. William Steiner and Mr. Kenneth Steiner as the proponent of their respective proposals within the 14-day period following the submittal of each rule 14a-8 proposal on November 28, 2008. According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.

§240.14a (f) states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. *Within* 14 *calendar days* of *receiving your proposal, the company must notify you in writing* of *any procedural or eligibility deficiencies,* as *well* as of *the time frame for your response.* ...

To the contrary the company properly recognized William Steiner and Kenneth Steiner as the respective proponents within the "14 calendar days" of proposal receipt. According to the *IRRC Corporate Governance Bulletin* attachments the company has recognized William Steiner as a proponent since 2005 and Kenneth Steiner as a proponent since 2006.

The following email request was sent to the company and was never responded to other than to question it in a telephone call:
------ Forwarded Message
From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
Date: Fri. 23 Jan 200914:38:02 -0800
To: "Pressman, Michael" <michael.pressman@spcorp.com>
SUbject: Shareholder Proposals (SGP)

Mr. Pressman, Please email on Monday the submittal letters and rule 14a-8 proposals .that the company did receive for Mr. Kenneth Steiner's proposal and Mr. William

Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was matched to an incorrect proposal.
Sincerely,
John Chevedden

The need for this email was that the company was making the absurd claim that Mr. William Steiner and Mr. Kenneth Steiner, who signed respective rule 14a-8 proposal submittal letters, were not proponents. Mr. Pressman knew that this was the reason for the above email message because he asked for it to be clarified for him in a telephone call that he made to the undersigned after receiving the above message. Nonetheless the company still did not provide the above requested documentation even after this follow-up message was sent (emphasis added):

---- Forwarded Message
From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
Date: Sun, 01 Feb 2009 12:34:43 -0800
To: Michael Pressman <michael.pressman@spcorp.com>
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: Shareholder Proposals (SGP)

Mr. Michael Pressman
Senior Securities Counsel
Schering-PloughCorporation
PH: 908-298-7119

Mr. Pressman,
Please email on February 2, 2009 the submittal letters and the respective rule 14a-8 proposals that the company received for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was attached to a proposal that it was not intended to be attached to. *Your response will help us to understand the company January 23, 2009 letter.*

We need these copies now because the company has attached a deadline for our response to its January 23, 3009 letter!
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

William Steiner
Kenneth Steiner

----- Forwarded Message
From: olmsted*** FISMA & OMB Memorandum M-07-16 ***

Date: Fri, 23 Jan 2009 14:38:02 -0800
To: "Pressman, Michael" <michael.pressman@spcorp.com>
Subject: Shareholder Proposals (SGP)

Mr. Pressman, Please email on Monday the submittal letters and rule 14a-8 proposals that the company did receive for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was matched to an incorrect proposal.
Sincerely,
John Chevedden

The company exhibits now establishes that the company had William Steiner's and Kenneth Steiner's correct submittal letters that clearly showed that William Steiner and Kenneth Steiner were the respective proponents.

The company refers to a number of direct communications with Mr. Kenneth Steiner which ironically are supposed to show Mr. Steiner is not the proponent of his proposal. The company also refers to Mr. Steiner conditionally "agreeing to a dialog" regarding his proposal The company does not conjecture any incentive that Mr. Steiner would have to discuss a proposal by another proponent.

According to the *IRRC Corporate Governance Bulletin* attachments the company has recognized William Steiner as a proponent since 2005 and Kenneth Steiner as a proponent since 2006. In citing the PG&E and TRW cases the company failed to show any link in similarity such as any chance that PG&E and TRW had recognized the their respective rule 14a-8 proponents as proponents since 3 or 4 years previously.

In response to the company February 20, 2009 letter, Kenneth Steiner's initial submittal letter authorized a modification of the proposal with the following text: "This is the proxy for John Chevedden and/or is designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting."

Plus the modified proposal was submitted prior to the company due date for rule 14a-8 proposals. And it is foreseeable that rule 14a-8 proposals would be modified after submittal by the proponent party or at the suggestion of the company.

Additionally the following precedents appear relevant to this no action request:

Wyeth (January 30, 2009)
Citigroup Inc. (February 5, 2009)
Alcoa Inc. (February 19,2009)
The Boeing Company (February 18,2009)
Bristol-Myers Squibb Company (February 19, 2009)
Pfizer Inc. (February 19,2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal - SInce the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner
Kenneth Steiner

Michael Pressman <michael.pressman@spcorp.com>

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA

February 3, 2009

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation -- Shareholder Proposal Purportedly Submitted by William Steiner

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") purportedly submitted by William Steiner, with John Chevedden acting as his proxy (together, the "Proponent"). We request confirmation that the Staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2009 proxy materials in reliance on Rules 14a-8(b) and (f), 14a-8(i)(3) and 14a-8(i)(2).

On November 28, 2008, the Company received two shareholder proposals from Chevedden titled (i) "Cumulative Voting" naming W. Steiner as the purported proponent and (ii) "Special Shareowner Meetings" naming Kenneth Steiner as the purported proponent. *See Exhibit 1 and Exhibit 2.*

Each of the Proposals submitted by W. Steiner and K. Steiner (the "Nominal Proponents") was accompanied by an identical cover letter that indicated that "[t]his is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The cover letter submitting the "Cumulative Voting" proposal was dated October 1, 2008, and the cover letter submitting the "Special Shareowner Meetings" proposal was dated October 9, 2008. Each of the cover letters is "generic", by which we mean that neither cover letter includes any reference to the subject matter of the proposal.

On January 5, 2009, the Company sent W. Steiner a letter to request an opportunity for a dialogue about the Proposal. *See Exhibit 3.* As in past years where the Company has requested the opportunity to speak about proposals submitted by W. Steiner, the Company's request was met with silence.

On January 23, 2009, after determining that the facts clearly demonstrated that W. Steiner and K. Steiner were nominal proponents for Chevedden (see related no-action letter to exclude proposal titled "Special Shareowner Meetings")[1], the Company emailed Chevedden a letter requesting that he demonstrate proof of continuous ownership in the Company's securities within 14 days of receiving the notification. *See Exhibit 4.* To date, Chevedden has not provided any proof of his ownership in the Company.

On January 23, 2009, shortly after receiving the Company's request for proof of ownership, Chevedden emailed the Company requesting that the Company forward him copies of the shareholder proposals that he submitted under the names of W. Steiner and K. Steiner so that he "c[ould] check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal." *See Exhibit 5.*

On February 1, 2009, Chevedden again emailed the Company requesting that the Company forward him copies of the shareholder proposals that he submitted under the names of W. Steiner and K. Steiner so that he "c[ould] check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal [because] [p]erhaps the company received a rule 14a-8 proposal submittal letter that was attached to a proposal that it was not intended to be attached to." *See Exhibit 6.* Chevedden's email demonstrates that he does not know which proposal relates to which of his Nominal Proponents, only that he submitted two proposals using their names and his form cover letters giving Chevedden proxy authority for "[t]his Rule 14a-8 proposal". Once W. Steiner and K. Steiner signed the generic cover letters, Chevedden orchestrated the shareholder proposal process – he drafted the proposals, assigned a proposal to each proponent, oversaw the process of mailing and communicating with the Company, revised the proposals as he saw necessary and communicated with Company. Presumably, as he has in the past with the Company and other with other companies, he also will communicate with the Staff if a no-action letter is submitted. As discussed below, we

---

[1] In the related no-action letter, Chevedden submitted a "modified" proposal on behalf of the other nominal proponent, K. Steiner, W. Steiner's son, without his authorization. After repeated and rejected attempts to contact K. Steiner, K. Steiner only contacted the Company after Chevedden realized that he may have "mismatched" the cover letters and the proposals. K. Steiner's emails failed to demonstrate that he had any knowledge of the subject matter of the Proposal or the nature of the modifications made and referred to a non-existent no-action letter purportedly submitted to exclude the proposal. These related facts further illustrate Chevedden is the architect behind both the Proposals submitted to the Company, and he is abusing the proxy rules by using nominal proponents to submit proposals to companies he does not have any economic or investment interest in. We believe all these facts should be taken into consideration when reviewing these no-action requests since these facts are all interrelated and integral to the Company's nominal proponent argument.

believe there is clear evidence that demonstrates that Chevedden is the true proponent and W. Steiner is merely a nominal proponent.

In accordance with Rule 14a-8(j), copies of this letter and the exhibits are also being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of the proxy materials with the Commission on or about April 28, 2009.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the necessary steps to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

REASONS FOR EXCLUSION

A. Rule 14a-8(b) and (f) – Chevedden is the Actual Proponent of the Proposal and does not own any shares in the Company

The Proposal may be excluded from its 2009 proxy materials because the facts demonstrate that W. Steiner is the nominal proponent for Chevedden. Since Chevedden is not a shareholder of the Company, he is not eligible to submit a shareholder proposal under Rule 14a-8(b)(1).

The Commission's shareholder proposal rules have always included a requirement that the person submitting a proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission stated:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some

> measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its adopting the eligibility requirement as proposed. Release No. 34-20091 (August 16, 1983).

Chevedden has neither an economic stake nor an investment interest in the Company, and instead, is attempting to circumvent the procedural requirements and purpose of Rule 14a-8 by using the Nominal Proponents as his alter egos to advance his own agenda.

In *TRW Inc.* (January 24, 2001), the Staff granted TRW's request to exclude a proposal under Rule 14a-8(b) because the staff found that "Thomas Wallenberg [was] a nominal proponent for John Chevedden" and "not eligible to submit a proposal to TRW." The Staff noted, among other things, that:

- Mr. Wallenberg became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution;

- Mr. Wallenberg indicated that Mr. Chevedden drafted the proposal; [and]

- Mr. Wallenberg indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden. *Id.*

In *PG&E Corporation* (March 1, 2002), the Staff granted PG&E's request to exclude a proposal under Rule 14a-8(b) because the Staff found that "Clifford K. Brauff and Mr. and Mrs. Scaff [were] nominal proponents for John Chevedden" and "not eligible to submit a proposal to PG&E." In the no-action request, PG&E noted that although Chevedden had received Mr. Brauff's proxy in the previous year, he did not obtain his permission to submit a proposal again in the following year. In addition, the Scaff's admitted that Chevedden was "handling the matter."

Similar to the facts in *TRW* and *PG&E*, it is clear that Chevedden is the true proponent of the Proposal. The following facts demonstrate that Chevedden, and not the Nominal Proponents, is the true architect of the Proposals:

- Given the generic cover letters from W. Steiner, which only refers to "[t]his Rule 14a-8 proposal," it is unclear whether W. Steiner is even aware of the nature and content of the Proposal submitted on his behalf since his signature is only on the cover page of the cover letter provided by Chevedden to the Company. In his January 23rd and February 1st emails to the Company, Chevedden admitted he may have "mismatched" the cover letters and the proposals he drafted. This practice of obtaining proxy authority for a general proposal and "matching" it to a proposal after the fact is consistent with the

Company's experience with Chevedden on this and other proposals (this year and in past years) and, based on the reading of no-action requests submitted by other companies, we believe his practices generally in his dealings with companies regarding the proxy process. Chevedden submits proposals to companies where he does not own shares directly with a standard form cover letter that refers generically to "[t]his Rule 14a-8 proposal", gives Mr. Chevedden proxy authority "before, during and after the forthcoming shareholder meeting" and makes no reference to the subject matter of the proposal."

- As in *TRW*, it is clear that Chevedden drafted both Proposals. The Proposals are virtually identical in language and style to proposals Chevedden has submitted to other companies this season, all of which contain references to The Corporate Library and nearly identical notes section.

- The Proposals, proof of ownership, and other correspondence were transmitted from Chevedden's email account and not the Nominal Proponent's accounts. The Company has never received any correspondence from or orally corresponded with W. Steiner. All correspondence always has been with and through Chevedden.

- Chevedden, as in past years, handles all aspects of the shareholder proposal process from submitting proof of ownership to responding to all Company communications to negotiating withdrawals to responding to any no-action letters that may be submitted to the SEC to presenting or paying a representative to present the Proposal at the annual meeting. In the instant case, Chevedden submitted W. Steiner's ownership in the Company's securities addressed to a "Ms. Smith" even though the broker's letter was emailed to Susan Wolf, Schering-Plough's Corporate Secretary. *See Exhibit 7.* (We note that there is no Ms. Smith in the Company's Office of the Corporate Secretary or Investor Relations group, the two groups listed in the Company's proxy materials for shareholder interactions.) Chevedden clearly meant to address another representative at another company where W. Steiner or another of his nominal proponents holds securities.

In *TRW* and *PG&E*, the Staff looked for a "smoking gun" or facts that suggested that a proponent was seeking to circumvent and abuse the proxy rules to advance his/her own agenda. The facts in this case clearly demonstrate that Chevedden is the true architect of the Proposals. Once a nominal proponent signed the generic cover letter giving Chevedden proxy authority, Chevedden took over the entire proxy process. For the 2009 proxy materials of the Company, it is apparent that Chevedden is the "proxy" for both Nominal Proponents – W. Steiner and K. Steiner – as he wrote to the Company seeking to determine which nominal proponent he had matched with which of the Proposals he submitted. When Chevedden admitted he may have "mismatched" the cover letters and the proposals he drafted and asked that the Company send a copy of his submission back to him, it is clear that neither Chevedden, nor the Nominal Proponents, knew which Proposal was submitted on behalf of which Proponent. When Chevedden sent the broker's letter to the Company's Corporate Secretary, he referred to her as "Ms. Smith" even though the email clearly was sent to Susan Wolf. Chevedden's inability to know which proposal was submitted on behalf of which proponent suggests a clear abuse of the proxy process.

The Company appreciates the importance of the shareholder proposal process, and the significant role its shareholders can and do play in improving corporate governance. Over the years, the Company has implemented many significant governance reforms that were recommended by shareholders. The Company has regularly publicized these reforms and its shareholder engagements in proxy statement disclosures, and provides officer contact data for shareholders desiring an engagement on any topic. But the Company also believes that shareholders invoking their rights under the Commission's rules must comply with those rules, both in form and in substance. In this instance, it appears that the Chevedden is attempting to circumvent the rules through the use of the Nominal Proponents. We believe this is an abuse of the Commission's rules, and allowing this tactic is fundamentally unfair to our shareholders who follow the rules.

The facts clearly demonstrate that Chevedden has abused the Rule 14a-8 process. He acknowledges that he may have mismatched cover letters with his proposals, he incorrectly addresses company representatives when submitting broker letters on behalf of his purported proponents, he drafts and manages and all communications, and, in most cases, he orchestrates the shareholder proposal process so that companies cannot contact the shareholder of record directly. These facts all suggest Chevedden is the true proponent of the Proposal. Similar to *TRW* and *PG&E* where the facts demonstrated an abuse of the proxy rules and the Staff granted no-action relief, we believe that facts in the instant case demonstrate a similar case for granting exclusion based on a clear abuse of the proxy rules. Since Chevedden is the actual architect of the Proposals and does not own any shares in the Company, we believe that the Proposal is excludable under Rule 14a-8(b) and (f).

B. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Proposal is vague and indefinite in several respects. First, it is unclear whether cumulative voting would apply only in contested elections, or instead would apply also in uncontested elections. The Proponent claims in his supporting statement that "cumulative voting allows a significant group of shareholders to elect a director of its choice." That claim is false and misleading in the context of an uncontested election. Cumulative voting does not enable shareholders to choose which directors are elected in an uncontested election where there is no prospect for promoting one candidate over another. The Proposal and supporting statement, therefore, leaves the Company and shareholders uncertain as to whether the Proposal intends that cumulative voting apply to uncontested elections

Second, assuming for discussion purposes that the Proposal is interpreted to call for cumulative voting in uncontested elections, it is unclear whether shareholders would be able to "withhold" votes from director nominees under the cumulative voting system contemplated by the Proponent. Consistent with Section 14A:5-24(3) of the New Jersey Business Corporation Act ("Act"), which provides that directors "shall be elected by a plurality of the votes cast at an election," directors of the Company are elected by a plurality vote. The Company's plurality system is subject to a "Majority Vote Resignation Policy" (adopted in February 2008) that applies in uncontested elections. That policy, set forth in *Section 1(b) of Article V of the Company's By-Laws*, provides that:

> In an uncontested election where the number of director nominees is equal to the number of directors to be elected, director nominees who receive votes to *withhold*, at a meeting in which a quorum is present, *by the holders of at least a majority of the votes cast for the election of directors*, shall promptly offer his or her resignation to the Nominating and Corporate Governance Committee following certification of the shareholder vote (emphasis added).

As the Commission has acknowledged, in a plurality voting system, "security holders may vote *for* or *withhold* authority to vote for each nominee..." *Release No. 34-48626* (October 23, 2003) (emphasis added).

The Proposal states that"[u]nder cumulative voting shareholders can *withhold* votes from certain poor-performing nominees *in order to cast multiple votes for others*" (emphasis added). It is entirely unclear what the Proponent means when he states that a shareholder can "withhold" votes from certain nominees "in order to" cast multiple "for" votes for other nominees. One possible interpretation is that the Proponent contemplates a cumulative voting system where only "for" votes can be cast. That is, the only way a shareholder can "withhold votes" from poor-performing nominees is to instead cast those votes he would have "withheld" from those nominees, "for" different nominees of his choice. A second possible interpretation is that the Proponent contemplates a cumulative voting system where a shareholder can both vote his or her shares "for" one or more nominees and also "withhold" those shares from all or some other, or certain other, "poor-performing" nominees. If that is what the Proponent contemplates, then shareholders would essentially be permitted vote their shares more than once.

The fact that the Proposal is subject to these varying interpretations is alone enough to render the Proposal vague and misleading and therefore excludable under Rule 14a-8(i)(3). The Proposal is further deficient, however, in that it fails to explain how the Proposal could be implemented under either interpretation of its reference to "withholding" votes. It is unclear, for example, how the Proponent's cumulative voting framework will function with the majority vote resignation policy, or whether it is even intended to. Under the first interpretation above, the Proponent's cumulative voting framework would render the Company's majority vote resignation policy completely meaningless. Specifically, during an uncontested election when the majority voting resignation policy is in place, it is unclear how the Proponent's cumulative voting framework will function with the majority vote resignation policy which is triggered only upon a majority of withhold votes being received. It appears that the effect of the Proposal would be to render the Company's majority voting resignation policy useless since, under the first interpretation, shareholders could only vote "for" directors. This is false and misleading to shareholders since they would be misled into thinking that they would be voting for a Proposal to allow for cumulative voting but would not know that a consequence of voting for the Proposal in effect would be to vote for rendering the Company's majority voting resignation policy useless. It is unclear how the Company would determine whether a director received a "majority" of withhold votes. If a shareholder voted all of his or her shares for certain directors (but fewer than all directors), would the directors who did not receive "for" votes be deemed to have received "withhold" votes?

Under the second interpretation of the Proposal discussed above, it appears that a shareholder would be permitted to cast both "withhold" votes for certain "poor-performing" nominees and multiple votes "for" other nominees. (As discussed below and in the attached legal opinion from McCarter & English, this would essentially give shareholders more than one vote per share of common stock and therefore would violate the Company's governing instruments and New Jersey law.) If the Proposal contemplates a cumulative voting system that co-exists with the Company's majority voting resignation policy, it is unclear how the Company would determine whether a director received a "majority" of withhold votes where shareholders could cast "withhold" votes as well as "for" votes. Could a shareholder cumulate withhold votes? If so, what would constitute a majority for the purposes of the resignation policy – a majority of the total votes cast per seat or a majority of the total votes cast at the meeting multiplied by the number of directors?

Without addressing these ambiguities and issues, the Proposal leaves to the stockholders voting on the Proposal, and to the board in implementing the Proposal, if adopted, the task of guessing whether the proposed cumulative voting policy would apply to uncontested elections, whether it would allow shareholders to cast "withhold" votes, and whether and how it would affect the Company's majority vote resignation policy. The omission of the effect of the Proposal on the Company's majority voting resignation policy makes the Proposal particularly vague and misleading. Shareholders might not know that a consequence of voting for the Proposal would be to render the majority voting resignation policy useless. As the Staff is aware, majority voting in the election of directors is and has been an important issue among key thought leaders in the corporate governance community.

The inherent vagueness of the Proposal and the disconnect in implementing the cumulative voting framework contemplated by the Proponent within the Company's existing voting system, including its majority voting resignation policy, leaves stockholders voting on the Proposal, and the Company in implementing the Proposal, if adopted, without any reasonable certainty as to what exact what actions or measures the Proposal requires. Accordingly, the Proposal is vague and indefinite and false and misleading and should be excluded under Rule 14a-8(i)(3).

C. Rules 14a-8(i)(2) and 14a-8(i)(3) – The Proposal, if Implemented, Would Violate and Contravene Federal Proxy Rules and Violate State Law

As noted above, the Company is perplexed as to what type of cumulative voting system the Proponent contemplates since the resolution clause states that a shareholder can "withhold" votes from certain nominees "in order to" cast multiple "for" votes for other nominees. We believe that the first interpretation of the Proposal, discussed above, where only "for" votes can be cast would, if implemented, both contravene and violate the federal proxy rules under Rules 14a-8(i)(3) and 14a-8(i)(2). Specifically, Rule 14a-4(b)(2) provides:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) A box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
>
> (ii) An instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or
>
> (iii) Designated blank spaces in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote; or
>
> (iv) Any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

Rule 14a-4(b)(2) clearly contemplates that the proxy card will set forth a means for shareholders to withhold authority to vote for a nominee in the election of directors. The Proposal, to the extent it contemplates that only "for" votes would be counted, would require the Company to change its proxy card to eliminate the ability of shareholders to "withhold" their vote on the proxy card. This would contravene and violate Rule 14a-4(b)(2).

In *Niagara Mohawk Power Corporation* ("Niagara Mohawk") (March 11, 1993), the Staff granted Niagara Mohawk's request to exclude a proposal under former Rule 14a-8(i)(2) to revise the proxy card from "withheld" to "against" because the Staff noted "the proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules." *See also General Electric Company* ("GE") (February 7, 2007) (proposal that the board adopt a policy submitting the question, "Is the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?" found excludable under Rule 14a-8(i)(3), "as contrary to Rule 14a-4(b)(1)").

Similar to *Niagara Mohawk* and *GE*, the Proposal, if implemented, would both contravene and violate Rule 14a-4(b)(2) since it would require that the Company change its proxy card to eliminate "withhold" votes. Accordingly, the Proposal is excludable under Rules 14a-8(i)(3) and 14a-8(i)(2).

We believe that the second interpretation of the Proposal, discussed above, where a shareholder would be able to both cast a "withhold" vote as well as "for" votes for each share held would violate New Jersey law, the Company's state of incorporation. As more fully described in the opinion of the New Jersey law firm of McCarter & English, LLP, attached as *Exhibit 8*, implementation of the Proposal would cause the Company to violate its governing instruments and the Act. Specifically, Article FOURTH, Section (a)(1) of the Company's Amended and Restated Certificate of Incorporation ("Charter") and Section 14A:5-10 provide common stockholders with one vote per share. Stockholders can choose to vote "for" a nominee, "withhold" its authority for a nominee or not vote at all. Section 14A:5-24(2) of the Act allows stockholders to cumulate their votes:

> if the certificate of incorporation so provides, to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the aggregate number of his votes shall equal, or by distributing such votes on the same principle among any number of such candidates.

As discussed in the attached legal opinion of McCarter & English legal opinion, while Section 14A:5-24(2) allows shareholder to cumulate votes, it can not by itself increase the number of votes which are entitled to be cast by shareholders. Section 14A:5-24(2) of the Act only allows shareholders to vote the number of shares owed times the number of directors to be elected. As more fully discussed in the McCarter & English legal opinion, any cumulative voting system that would provide more than one vote per share would violate both the Company's Charter and New Jersey law. For these reasons, the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(2).

* * *

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(b) and (f), 14a-8(i)(3) and 14a-8(i)(2), and we request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to Michael Pressman at (908) 298-7303 and to the Proponent at OMB Memorandum M Should the Staff have any questions in the meantime, please feel free to call Michael Pressman at (908) 298-7119 or Grace K. Lee at (818) 370-2910 or Meredith B. Cross, of WilmerHale, the Company's outside securities counsel, at (202) 663-6644.

Sincerely,

Michael Pressman

Grace K. Lee

cc: John Chevedden, Proponent
Meredith B. Cross, WilmerHale
William Steiner, Proponent
Susan Ellen Wolf, Corporate Secretary

EXHIBIT 1

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Road
Kenilworth, NJ 07033

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner   10/1/08
William Steiner   Date

cc: Susan Wolf <susan.wolf@spcorp.com>
Corporate Secretary
PH: 908 298-7354
Fax: 908 298-7653
Kara Sandler <kara.sandler@spcorp.com>
Senior Counsel
PH: 908-298-7355

[SGP: Rule 14a-8 Proposal, November 28, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org and CalPERS recommended adoption of this proposal topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

Our directors made sure that we could not vote on this established cumulative voting topic in 2008. Reference: *Schering-Plough Corporation* (March 27, 2008) no action letter available through SECnet http://secnet.cch.com.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "Very High Concern" in executive pay with $30 million for Fred Hassan.
  "D" Overall.
  "High Governance Risk Assessment."
- Fred Hassan was awarded 944,000 options. The large option number raised concerns over the link between executive pay and company performance. Small increases in share price (completely unrelated to management performance) can result in large financial awards.
- Hans Becherer and Robert van Oordt were long-tenured and retirement age – independence and succession planning concerns.
- Our directors (who as a group held 4 seats on our 3 key board committees) served on boards rated "D" by the Corporate Library:

Fred Hassan	Avon (AVP)
Eugene McGrath	GAMCO (GBL)
Patricia Russo	Alcoa (AA)
Arthur Weinbach	Phoenix Companies (PNX)

- Three directors (who held 5 seats on our three key board committees) were designated as "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  Hans Becherer, who even chaired our executive pay committee
  Kathryn Turner

Arthur Weinbach

- We had no shareholder right to:
  To call a special meeting.
  Act by written consent.
  An independent Board Chairman.
  A Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT 2

SGP 12-24

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Road
Kenilworth, NJ 07033

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner — 10-9-08
Kenneth Steiner — Date

cc: Susan Wolf <susan.wolf@spcorp.com>
Corporate Secretary
PH: 908 298-4000
PH: 908 298-7354
Fax: 908 298-7653
FX: 908 298-7082
Kara Sandler <kara.sandler@spcorp.com>
Senior Counsel
FX: 908 298-7303

[SGP: Rule 14a-8 Proposal, November 28, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and given the high level of CEO pay and a certain disconnect between pay and performance. In 2008 a number of issues were identified.

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" in executive pay with $30 million for Fred Hassan. Fred Hassan was even awarded 944,000 options. The large number of options raised concerns concerning the link between executive pay and company performance. Small increases in share price (completely unrelated to management performance) can result in large financial gains.

In addition to pay of $30 million for serving as both the Chairman and CEO of our company, with a market cap of $30 billion in 2008, Mr. Hassan served on the board of Avon (AVP) – rated "D" by the Corporate Library and paying Mr. Hassan $171,000.

Our directors, who served on four boards rated "D" by the Corporate Library, meanwhile held 4 seats on our 3 key board committees of audit, nomination and executive pay. And three directors (who held 5 seats on our three key board committees) were designated as "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost.

We had no shareholder right to call a special meeting, act by written consent, an independent Board Chairman or a Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT 3

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA
Direct Dial: (908) 298-7119
Direct Fax: (908) 298-7303
Email: michael.pressman@spcorp.com

Global Law

Michael Pressman
Senior Securities Counsel

January 5, 2009
Via FedEx

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner,

We received your shareholder proposal dated October 1, 2008 on November 28, 2008. We also received a letter from your broker certifying your continuous ownership of over $2,000 worth of Schering-Plough Corporation securities since November 28, 2007 pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934.

As the record holder of the securities, we request the chance to dialogue with you about the topic of the proposal -- cumulative voting in the election of directors. We believe that, many times, the dialogue can make you comfortable that there is common ground in our perspectives on the proposal topic, allowing the company to avoid the expense of taking a vote on the matter. The reduction in expenses benefits all shareholders. We are willing to travel to your location to hold an in-person dialogue. We sincerely hope you will accept our request for a dialogue.

Should you have any questions, please contact me (908) 298-7119) or Susan Wolf (908) 298-7354), Corporate Secretary.

Sincerely,

Michael Pressman
Senior Securities Counsel

cc: John Chevedden
Susan Ellen Wolf

EXHIBIT 4

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA
Direct Dial: (908) 298-7119
Direct Fax: (908) 298-7303
Email: michael.pressman@spcorp.com

Global Law

Michael Pressman
Senior Securities Counsel

January 23, 2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received your shareholder proposals titled "Cumulative Voting" and "Special Shareowner Meetings" submitted from your nominal proponents, William Steiner and Kenneth Steiner, respectively, on your behalf. In order to verify your eligibility to submit a shareholder proposal to be included in Schering-Plough Corporation's proxy materials for the 2009 Annual Meeting, you will need to provide the following information pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934:

- Proof of your continuous ownership of our shares verifying that, at the time you submitted your proposal, you continuously held your proposal for at least one year, and
- Substantiation that your holdings have been in excess of $2,000 during that period.

This information should be provided in the form of a written statement from the record holder of your securities (usually a broker or bank). Pursuant to Rule 14a-8(f), you must respond to this notice within 14 days from the date you receive this notification. If you do not respond within the specified time frame, we may exclude your proposal. We have included a copy of Rule 14a-8 for your reference.

Should you have any questions, please contact me at ((908) 298-7119) or Susan Wolf ((908) 298-7354).

Very truly yours,

Michael Pressman

Michael Pressman
Senior Securities Counsel

cc: William Steiner
Kenneth Steiner
Susan Wolf

Pressman, Michael

From: Pressman, Michael
Sent: Fridav. January 23, 2009 04:54 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposals

Attachments: Chevedden.pdf; Picture (Metafile)

John,

Please see attached.

Chevedden.pdf (24 KB)

Regards,

Michael Pressman
Senior Counsel
Corporate Law
T: +1 908 298-7119
F: +1 908 298-7303
Michael.Pressman@spcorp.com

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
www.schering-plough.com

EXHIBIT 5

Pressman, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 23, 2009 05:38 PM
To: Pressman, Michael
Subject: Shareholder Proposals (SGP)

Mr. Pressman, Please email on Monday the submittal letters and rule 14a-8 proposals that the company did receive for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was matched to an incorrect proposal.

Sincerely,
John Chevedden

EXHIBIT 6

Pressman, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, February 01, 2009 03:35 PM
To: Pressman, Michael
Cc: shareholderproposals@sec.gov
Subject: Shareholder Proposals (SGP)

Mr. Michael Pressman
Senior Securities Counsel
Schering-Plough Corporation
PH: 908-298-7119

Mr. Pressman,
Please email on February 2, 2009 the submittal letters and the respective rule 14a-8 proposals that the company received for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was attached to a proposal that it was not intended to be attached to. Your response will help us to understand the company January 23, 2009 letter.

We need these copies now because the company has attached a deadline for our response to its January 23, 3009 letter!
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

William Steiner
Kenneth Steiner

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Fri, 23 Jan 2009 14:38:02 -0800
To: "Pressman, Michael" <michael.pressman@spcorp.com>
Conversation: Shareholder Proposals (SGP)
Subject: Shareholder Proposals (SGP)

Mr. Pressman, Please email on Monday the submittal letters and rule 14a-8 proposals that

the company did receive for Mr. Kenneth Steiner's proposal and Mr. William Steiner's proposal in order that we can check whether there is a mismatch between the signature on the submittal letters and the proponent's name on the rule 14a-8 proposal. Perhaps the company received a rule 14a-8 proposal submittal letter that was matched to an incorrect proposal.
Sincerely,
John Chevedden

Exhibit 7

Pressman, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 10, 2008 09:09 PM
To: Wolf, Susan
Cc: Pressman, Michael
Subject: Rule 14a-8 Broker Letter (SGP) CUV

Attachments: CCE00002.pdf

CCE00002.pdf (59 KB)

Dear Ms. Smith, Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 10 December 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of Schering Plough Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/25/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-10-08	# of pages ▶
To Susan Wolf	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 908-298-7653	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit 8

February 2, 2009

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Cumulative Voting Proposal Submitted By William Steiner

Ladies and Gentlemen:

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
T: 973-622.4444
F. 973-624-7070
www.mccarter.com

We have acted as special New Jersey counsel to Schering-Plough Corporation, a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner, with John Chevedden acting as his proxy (together, the "Proponent"), which the Proponent intends to present at the Company's 2009 annual meeting of shareholders. In this connection, you have requested our opinion as to certain matters under the New Jersey Business Corporation Act, N.J.S.A. 14A:1-1 et. seq. (the "Business Corporation Act", or "NJBCA").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company, as amended through September 17, 2007 (the "Certificate of Incorporation"); (ii) the By-Laws of the Company, as amended and restated to February 29, 2008 (the "Bylaws"); (iii) the Proposal and its supporting statement; and (iv) the no-action request letter from the Company to the Securities and Exchange Commission (the "SEC") concerning the Proposal dated the date hereof (the "No-Action Request Letter").

BOSTON

HARTFORD

NEW YORK

NEWARK

PHILADELPHIA

STAMFORD

WILMINGTON

The Proposal

The Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others."

Discussion

As set forth in greater detail in the No-Action Request Letter, there are at least two potential interpretations of the Proposal, and "[u]nder the second interpretation of the Proposal, it appears that the Proponent contemplates a cumulative voting system where a shareholder can both cast 'withhold' votes for certain 'poor-performing' nominees and cast multiple votes 'for' other nominees which would essentially give shareholders more than one vote per share of common stock." See No-Action Request Letter at page 8. You have asked for our legal opinion as to whether, under this interpretation, the Proposal would comply with the Company's governing instruments and New Jersey law. In our view, any cumulative voting system with this feature would be invalid under the Company's governing instruments and New Jersey law.

Cumulative Voting under the NJBCA

Section 14A:5-24(2) of the Business Corporation Act provides as follows:

> At each election of directors every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote, or, if the certificate of incorporation so provides, to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the aggregate number of his votes shall equal, or by distributing such votes on the same principle among any number of such candidates.

Therefore, it is a fundamental point that the adoption of a cumulative voting system can not by itself increase the number of votes which are entitled to be cast by shareholders; cumulative voting can only allow the shareholders to aggregate the votes which they are otherwise entitled to cast for directors (i.e., number of shares owned times number of directors to be elected).

Voting Rights of Company Shareholders

Under both the Company's Certificate of Incorporation (Article FOURTH, Section (a)(1)) and the applicable provisions of the Business Corporation Act (Section 14A:5-10), holders of the Company's Common Stock are entitled to exercise one vote per share. In the case of election of directors by means of the annual proxy solicitation, each vote can be exercised with respect to a particular nominee by either (i) authorizing and directing the named proxy to vote "for" the nominee, or (ii) by "withholding" authority from the proxy to vote for the individual nominee (i.e., in effect a "no" vote). Alternatively, the shareholder can choose not to vote at all (a "non-vote"). As set forth in the No-Action Request Letter, under the Company's governing instruments there is a significant legal difference between the effect of a vote to "withhold" authority and a non-vote, in that a nominee who receives votes to "withhold" by the holders of a majority of the votes cast must submit his or her resignation pursuant to Section 1(b) of Article V of the Company's By-laws, even if he or she would otherwise have been elected or re-elected by a plurality of votes in the absence of such a provision. In contrast, non-votes are not counted for purposes of the director resignation provision.

Under a cumulative voting scheme which complies with the Business Corporation Act, shareholders may cumulative their "for" votes in favor of those nominee(s) whom they wish to elect. However, this necessarily means that they can not exercise any additional votes against each other nominee. Under the interpretation set out above, adoption of the Proposal would have the effect of giving the shareholders multiple votes for each share of Common Stock held, in that each shareholder would have the right to cumulative all of his or her "for" votes in favor of certain nominee(s), <u>and</u> would have the right to "withhold" authority to vote for the other nominees.

For example, assume that a shareholder with ten shares wished to cumulate his votes in an election in which ten directors are to be elected. Under a cumulative voting system which complies with the NJBCA, the shareholder could cast 100 votes in favor of one nominee, 50 votes each in favor of two nominees, etc. However, the effect with respect to each of the other nominees would be a non-vote of his shares. Under the Proposal, however, the effect with respect to each of the other nominees would apparently be to allow the shareholder to "withhold" authority to vote for such nominees, thereby making it more likely that such other nominees might be required to submit their resignations under the Company's director resignation Bylaws provisions. So, under the Proposal, not only would the shareholders be allowed to cumulate their "for" votes, but they would retain the ability to vote their very same shares "withheld" with respect to each other nominee. This provision of multiple votes to shareholders is not lawful under either the Certificate of Incorporation or the New Jersey Business Corporation Act.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would be invalid under the Company's Certificate of Incorporation and the New Jersey Business Corporation Act.

We are admitted to practice law in the state of New Jersey. The foregoing opinion is limited to New Jersey law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

McCarter & English, LLP

McCarter & English, LLP